Schedule 13G                                                       Page 1 of 5

================================================================================
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 (6-00)   contained in this form are not required to respond unless the form
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================================================================================

                                                     --------------------------
                            UNITED STATES                    OMB APPROVAL
                 SECURITIES AND EXCHANGE COMMISSION  --------------------------
                       Washington, D.C. 20549        OMB Number:      3235-0145
                                                     --------------------------
                                                     Expires:  October 31, 2002
                             SCHEDULE 13G            --------------------------
                                                     Estimated average burden
                                                     hours per response... 14.9
                                                     --------------------------

                   Under the Securities Exchange Act of 1934


                        CENTILLIUM COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                001750-15231910
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               DECEMBER 31, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[X]  Rule 13d-1(d)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                                                        Page 2 of 5

CUSIP No. 001750-15231910

--------------------------------------------------------------------------------
   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Farajollah Aalaei

--------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [_]
          (b) [_]

--------------------------------------------------------------------------------
   3.  SEC Use Only

--------------------------------------------------------------------------------
   4.  Citizenship or Place of Organization  United States of America

--------------------------------------------------------------------------------
  Number of         5.  Sole Voting Power   -0-
  Shares
  Beneficially   ---------------------------------------------------------------
  Owned by          6.  Shared Voting Power    1,115,690*
  Each
  Reporting      ---------------------------------------------------------------
  Person With       7.  Sole Dispositive Power   -0-

                 ---------------------------------------------------------------
                    8.  Shared Dispositive Power  1,115,690*

--------------------------------------------------------------------------------
   9.  Aggregate Amount Beneficially Owned by Each Reporting Person  1,955,690**

--------------------------------------------------------------------------------
   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

--------------------------------------------------------------------------------
   11. Percent of Class Represented by Amount in Row (9)    5.6%

--------------------------------------------------------------------------------
   12. Type of Reporting Person (See Instructions)

       IN
       -------------------------------------------------------------------------

       -------------------------------------------------------------------------

       -------------------------------------------------------------------------

       -------------------------------------------------------------------------

--------------------------------------------------------------------------------

Schedule 13G                                                        Page 3 of 5

Item 1.

        (a)   Centillium Communications, Inc.

        (b)   47211 Lakeview Boulevard, Fremont CA 94538

Item 2.

        (a)   Farajollah Aalaei

        (b) c/o Centillium Communications, 47211 Lakeview Boulevard, Fremont CA 94538

        (c)   United States of America

        (d)   Common Stock

        (e)   001750-15231910

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        Not Applicable.

Item 4.  Ownership

         (a)   Amount beneficially owned:   1,955,690**

         (b)   Percent of class:    5.6%

         (c)  Number of shares as to which the person has:

              (i)   Sole power to vote or to direct the vote:      -0-

              (ii)  Shared power to vote or to direct the vote:  1,115,690*

              (iii) Sole power to dispose or to direct the disposition of:  -0-

              (iv)  Shared power to dispose or to direct the disposition of:
                                                                      1,115,690*

Item 5.  Ownership of Five Percent or Less of a Class

        Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

        Not Applicable.

Schedule 13G                                                        Page 4 of 5

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable.

Item 9.  Notice of Dissolution of Group

         Not Applicable.

Item 10. Certification

         Not Applicable.

-------------

* Consists of 1,155,440 shares held by the Farajolloh Aalaei Living Trust, and 250 shares held by the reporting person's spouse.

** Includes 1500,000 shares held by the Farajollah Aalaei 2000 Irrevocable Living Trust, as to which the reporting person disclaims beneficial ownership pursuant to Rule 13d-4, and 650,000 shares which may be acquired within 60 days of December 31, 2000 upon the exercise of options.

Schedule 13G                                                        Page 5 of 5

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 February 14, 2001
                                        ----------------------------------
                                                      Date


                                               /s/ Farajollah Aalaei
                                        ----------------------------------
                                                    Signature


                                                Farajollah Aalaei
                                        ----------------------------------
                                                       Name